WaMu Mortgage Pass-Through Certificates Series 2006-AR16 Marketing Materials

Hybrid ARMS

$ [1,444,481,100]
(Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

Important Notice About Information Presented in this Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS NOVEMBER 1, 2006. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: November 8, 2006**

Publicly Offered Certificates

WaMu Mortgage Pass-Through Certificates, Series 2006-AR16
$[1,444,481,100]
(Approximate, Subject to +/- 10% Variance)
5/1, 7/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class (1)	Principal Amount (Approx.) (2)	WAL (Yrs) To Wtd Avg CPB/Mat (3)	Pmt Window (Mths) To Wtd Avg CPB/Mat (3)	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
1-A1	$ 536,918,000	2.62/3.36	1-60/1-360	Variable (4)	Senior	AAA/ AAA
1-A2	$ 24,125,000	2.62/3.36	1-60/1-360	Variable (4)	Senior/Mezzanine	AAA/AAA
2-A1	$ 176,122,000	1.82/1.82	1-56/1-56	Variable (5)	Senior	AAA/AAA
2-A2	$ 58,707,000	6.36/8.00	56-84/56-360	Variable (5)	Senior	AAA/AAA
2-A3	$ 100,000,000	2.95/3.37	1-84/1-360	Variable (5)	Senior	AAA/AAA
2-A4	$ 15,045,000	2.95/3.37	1-84/1-360	Variable (5)	Senior/Mezzanine	AAA/AAA
3-A1	$ 266,985,000	1.25/1.25	1-34/1-34	Variable (6)	Senior	AAA/AAA
3-A2	$ 86,557,000	3.67/3.67	34-56/34-56	Variable (6)	Senior	AAA/AAA
3-A3	$ 117,847,000	7.42/8.11	56-120/56-360	Variable (6)	Senior	AAA/AAA
3-A4	$ 17,098,000	3.24/3.41	1-120/1-360	Variable (6)	Senior/Mezzanine	AAA/AAA
R	$ 100			---	Senior/Residual	AAA/AAA
L-B-1	$ 19,037,000	4.70/6.12	1-84/1-360	Variable (7)	Subordinate	AA/NR
L-B-2	$ 7,614,000	4.70/6.12	1-84/1-360	Variable (7)	Subordinate	A/ NR
L-B-3	$ 4,759,000	4.70/6.12	1-84/1-360	Variable (7)	Subordinate	BBB/NR
3-B-1	$ 7,594,000	5.78/6.18	1-120/1-360	Variable (8)	Subordinate	AA/NR
3-B-2	$ 3,796,000	5.78/6.18	1-120/1-360	Variable (8)	Subordinate	A/ NR
3-B-3	$ 2,277,000	5.78/6.18	1-120/1-360	Variable (8)	Subordinate	BBB/NR
L-B-4	$ 4,283,000	Privately Offered Certificates		Variable (7)	Subordinate	BB/NR
L-B-5	$ 3,331,000			Variable (7)	Subordinate	B/NR
L-B-6	$ 1,906,080			Variable (7)	Subordinate	NR/NR
3-B-4	$ 1,771,000			Variable (8)	Subordinate	BB/NR
3-B-5	$ 1,265,000			Variable (8)	Subordinate	B/NR
3-B-6	$ 1,016,037			Variable (8)	Subordinate	NR/NR
Total:	**$ 1,458,053,217**					

(1) Distributions on the Class 1-A1 and Class 1-A2 Certificates will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 1 Mortgage Loans** "). Distributions on the Class 2-A1, Class 2-A2, Class 2-A3 and Class 2-A4 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (the "**Group 2 Mortgage Loans**"). Distributions on the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will be derived primarily from a pool of 10/1 adjustable-rate Mortgage Loans (the "**Group 3 Mortgage Loans**"). Distributions on the Group 3-B Subordinate Certificates (as defined herein) will be derived from the Group 3 Mortgage Loans. Distributions on the Group L-B Subordinate Certificates (as defined herein) will be derived from the Group 1 and Group 2 Mortgage Loans. Distributions on the Class R Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4) For each Distribution Date (as defined herein), the Class 1-A1 and Class 1-A2 Certificates will have an interest rate equal to the Loan Group 1 Weighted Average Pass-Through Rate (as defined herein).

(5) For each Distribution Date, the Class 2-A1, Class 2-A2, Class 2-A3 and Class 2-A4 Certificates will have an interest rate equal to the Loan Group 2 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date, the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate (as defined herein).

(7) For each Distribution Date, the Group L-B Subordinate Certificates will have an interest rate equal to the Group L-B Weighted Average Pass-Through Rate (as defined herein).

(8) For each Distribution Date, the Group 3-B Subordinate Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate.

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2006-AR16 Trust (the "Trust')
Depositor:	WaMu Asset Acceptance Corp. (**"WAAC"**).
Sponsor and Servicer:	Washington Mutual Bank (**"WMB"**).
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class 3-B-6 and Class L-B-6 Certificates will be rated by only one rating agency. The Class 3-B-6 and Class L-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	November 1, 2006.
Expected Pricing Date:	On or about [November 8], 2006.
Closing Date:	On or about November [20], 2006.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in December 2006.
Servicing Fee:	0.625% per annum of the principal balance of each of the Group 1 Mortgage Loans. 0.750% per annum of the principal balance of each of the Group 2 Mortgage Loans. 0.500% per annum of the principal balance of each of the Group 3 Mortgage Loans.
Certificates:	The "**Senior Certificates**" will consist of (i) the Class 1-A1, Class 1-A2 (the "**Group 1-A Certificates**"), Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4 (the "**Group 2-A Certificates**"), Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates (the "**Group 3-A Certificates**" and together with the Group 1-A and Group 2-A Certificates, the "**Class A Certificates**"), and (ii) the Class R Certificates. The "**Group L-B Senior Subordinate Certificates**" will consist of the Class L-B-1, Class L-B-2 and Class L-B-3 Certificates. The "**Group L-B Junior Subordinate Certificates**" will consist of the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates. The Group L-B Senior Subordinate Certificates and Group L-B Junior Subordinate Certificates are collectively known as the "**Group L-B Certificates**". The "**Group 3-B Senior Subordinate Certificates**" will consist of the Class 3-B-1, Class 3-B-2, Class 3-B-3 Certificates. The "**Group 3-B Junior Subordinate Certificates**" will consist of the Class 3-B-4, Class 3-B-5 and Class 3-B-6, Certificates. The Group 3-B Senior Subordinate Certificates and Group 3-B Junior Subordinate Certificates are collectively known as the "**Group 3-B Certificates**". The Group L-B Certificates and the Group 3-B Certificates are collectively known as the "**Subordinate Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group L-B Senior Certificates and Group 3-B Senior Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.

Accrued Interest:	The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([19] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificates will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts.
SMMEA Treatment:	The Class A, Class L-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class 3-B-2, Class 3-B-3, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	When the aggregate principal balance of the Mortgage Loans in loan group 1 and loan group 2 has been reduced to less than 10% of that balance as of November 1, 2006, the servicer may purchase all of the Mortgage Loans in loan group 1 and loan group 2 and separately when the aggregate principal balance of the Mortgage Loans in loan group 3 has been reduced to less than 10% of that balance as of November 1, 2006, the servicer may purchase all of the Mortgage Loans in loan group 3 (each, an "**Optional Call Date**").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 25% CPB.
Compensating Interest:	Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.
Mortgage Loans :	As of November 1, 2006, the aggregate principal balance of the Mortgage Loans described herein is approximately $[1,458,053,218] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One Year LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months, 84 months or 120 months after the date of origination of each mortgage loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM," respectively). None of the Mortgage Loans will be

"Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.

<u>5/1 ARM or Group 1 Mortgage Loans</u>

As of November 1, 2006, the aggregate principal balance of the Group 1 Mortgage Loans described herein is approximately $[586,252,415]. Each Group 1 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.36]% of the Group 1 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

<u>7/1 ARM or Group 2 Mortgage Loans</u>

As of November 1, 2006, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $[365,594,765]. Each Group 2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [91.56]% of the Group 2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

<u>10/1 ARM or Group 3 Mortgage Loans</u>

As of November 1, 2006, the aggregate principal balance of the Group 3 Mortgage Loans described herein is approximately $[506,206,038]. Each Group 3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.82]% of the Group 3 Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [20] year term. See the attached collateral descriptions for more information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,458,053,218], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Loan Group 1 Weighted Average Pass-Through Rate:

For any Distribution Date, the weighted average of the mortgage interest rates on the Group 1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Loan Group 2 Weighted Average Pass-Through

Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 2 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Loan Group 3 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Group L-B
Weighted Average
Pass-Through
Rate:

For any Distribution Date, the quotient expressed as a percentage, of:
(a)   the sum of:
      (i)   the product of (x) the Loan Group 1 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for loan group 1 immediately before that Distribution Date; and
      (ii)   the product of (x) the Loan Group 2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 2 immediately before that Distribution Date;
          divided by:
(b)   the sum of the Subordinate Component Balances for loan group 1 and loan group 2 immediately before that Distribution Date.

Subordinate
Component Balance:

The "**Subordinate Component Balance**" for either loan group 1 or 2 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Mortgage Loans in that loan group minus the then outstanding aggregate Class Principal Balance of the related Class A Certificates (and, in the case of loan group 1, the Class R Certificates).

Stated Principal
Balance:

The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination.

Class Principal
Balance:

The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class 1-A1, Class 1-A2, Class 2-A1, Class 2-A2, Class 2-A3 and Class 2-A4 Certificates will consist of the subordination of the Group L-B Subordinate Certificates, initially [ ]% total subordination.

Credit enhancement for the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will consist of the subordination of the Group 3-B Subordinate Certificates, initially [ ]% total subordination.

Shifting Interest:

Group L-B Subordinate Certificates

Until the first Distribution Date occurring after November 2013, the Group L-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 1-A1, Class 1-A2, Class 2-A1, Class 2-A2, Class 2-A3 and Class 2-A4 Certificates are paid down to zero or the credit enhancement provided by the Group L-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus), the Group L-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group L-B Subordinate Certificates are as follows:

Periods:			Unscheduled Principal Payments (%)
December 2006	–	November 2013	0% Pro Rata Share
December 2013	–	November 2014	30% Pro Rata Share
December 2014	–	November 2015	40% Pro Rata Share
December 2015	–	November 2016	60% Pro Rata Share
December 2016	–	November 2017	80% Pro Rata Share
December 2017 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group L-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus), (i) prior to the Distribution Date in December 2009, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group L-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in December 2009, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group L-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A and Class R Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date) or the **"Group 2 Senior Percentage"** (the aggregate principal balance of the Group 2-A Certificates, divided by the aggregate principal balance of the Group 2 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the initial Group 1 or Group 2 Senior Percentage, respectively, as of the Closing Date, then the Group 1-A and Group 2-A Certificates will receive all unscheduled prepayments on the Group 1 and Group 2 Mortgage Loans.

Group 3-B Subordinate Certificates

Until the first Distribution Date occurring after November 2013, the Group 3-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates are paid down to zero or the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus), the Group 3-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group 3-B Subordinate Certificates are as follows:

Periods:			Unscheduled Principal Payments (%)
December 2006	–	November 2013	0% Pro Rata Share
December 2013	–	November 2014	30% Pro Rata Share
December 2014	–	November 2015	40% Pro Rata Share
December 2015	–	November 2016	60% Pro Rata Share
December 2016	–	November 2017	80% Pro Rata Share
December 2017 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus), (i) prior to the Distribution Date in December 2009, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group 3-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in December 2009, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group 3-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) exceeds the Group 3 Senior Percentage as of the Closing Date, then the Group 3-A Certificates will receive all unscheduled prepayments on the Group 3 Mortgage Loans.

Structure Rules:

Allocation of
Realized Losses:

Any loss realized on a Group 1 or Group 2 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class L-B-3 Certificates, until the Class L-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class L-B-2 Certificates, until the Class L-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class L-B-1 Certificates, until the Class L-B-1 Principal Balance has been reduced to zero; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan , first to the Class 1-A2 Certificates until the Class 1-A2 Principal Balance has been reduced to zero and second, to the Class 1-A1 Certificates until the Class 1-A1 Principal Balance has been reduced to zero; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first to the Class 2-A4 Certificates until the Class 2-A4 Principal Balance has been reduced to zero and second, to the Class 2-A1, Class 2-A2 and Class 2-A3 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class L-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-3 Principal Balance;

(c)   third, to the Class L-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-2 Principal Balance;

(d)   fourth, to the Class L-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-1 Principal Balance; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan, first to the Class 1-A2 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A2 Principal Balance and second, to the Class 1-A1 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A1 Principal Balance; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first, to the Class 2-A4 Certificates, in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A4 Principal Balance and second, to the Class 2-A1, Class 2-A2 and Class 2-A3 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to Class 2-A1, Class 2-A2 and Class 2-A3 Certificates, pro rata, in reduction of their Class Principal Balances.

Because the Group L-B Certificates represent interests in the Group 1 and Group 2 Mortgage Loans, the Class Principal Balances of those Subordinate Certificates could be reduced to zero as a result of realized losses on the Mortgage Loans in these loan groups. Therefore, the allocation of realized losses on the Group 1 and Group 2 Mortgage Loans to the Group L-B Certificates will reduce the subordination provided by those Subordinate Certificates to all of the related Senior Certificates, including the Senior Certificates related to either of these loan groups that did not suffer any losses. This will increase the likelihood that future realized losses may be allocated to the Senior Certificates related to a loan group that did not suffer those previous losses.

Any loss realized on a Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 3-B-3 Certificates, until the Class 3-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 3-B-2 Certificates, until the Class 3-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 3-B-1 Certificates, until the Class 3-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 3-A4 Certificates until the Class 3-A4 Principal Balance has been reduced to zero; and

(f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 3-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-3 Principal Balance;

(c)   third, to the Class 3-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-2 Principal Balance;

(d)   fourth, to the Class 3-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-1 Principal Balance; and

(e)   fifth, to the Class 3-A4 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A4 Principal Balance; and

(f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of their Class Principal Balances.

Cross-Collateralization:	In some limited circumstances, principal and interest collected from either of loan group 1 or 2 may be used to pay principal or interest, or both, to the Class A Certificates related to the other loan group, before making payments to the Group L-B Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, WaMu Series AR (Hybrid ARM Loans) free writing prospectus.
Certificates Priority of Distributions:	(A) Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1)   to the Group 1-A, Group 2-A and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, on the related Class Principal Balance, as applicable;

2)   from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

(a)   first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

(b) second, to the Group 1-A Certificates, pro rata according to the Class Principal Balance until their Class Principal Balances have each been reduced to zero:

3) from the Group 2 Mortgage Loans, as principal, to the Group 2-A Certificates, pro rata according to the Class Principal Balance (or with respect to clause (i), aggregate Class Principal Balance) of the certificates described in each of clause (i), (ii) and (iii), as follows:

(i) to the Class 2-A1 and Class 2-A2 Certificates, sequentially, as follows:

(A) first, to the Class 2-A1 Certificates, until the Class 2-A1 Principal Balance has been reduced to zero; and

(B) second, to the Class 2-A2 Certificates, until the Class 2-A2 Principal Balance has been reduced to zero;

(ii) to the Class 2-A3 Certificates, until the Class 2-A3 Principal Balance has been reduced to zero; and

(iii) to the Class 2-A4 Certificates, until the Class 2-A4 Principal Balance has been reduced to zero;

4) to the Class L-B-1 Certificates, accrued and unpaid interest at the Class L-B-1 certificate interest rate;

5) to the Class L-B-1 Certificates, principal allocable to such Class;

6) to the Class L-B-2 Certificates, accrued and unpaid interest at the Class L-B-2 certificate interest rate;

7) to the Class L-B-2 Certificates, principal allocable to such Class;

8) to the Class L-B-3 Certificates, accrued and unpaid interest at the Class L-B-3 certificate interest rate;

9) to the Class L-B-3 Certificates, principal allocable to such Class;

10) to the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group L-B Senior Subordinate Certificates; and

11) to the Class R Certificate, any remaining amount.

(B) Available funds from the Group 3 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 3-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2) as principal, to the Group 3-A Certificates, pro rata according to the Class Principal Balance (or with respect to clause (i), aggregate Class Principal Balance) of the certificates described in each of clause (i) and (ii), as follows:

(i) to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, sequentially, as follows:

(A) first, to the Class 3-A1 Certificates, until the Class 3-A1 Principal Balance has been reduced to zero;

(B) second, to the Class 3-A2 Certificates, until the Class 3-A2 Principal Balance has been reduced to zero; and

(C)   third, to the Class 3-A3 Certificates, until the Class 3-A3 Principal Balance has been reduced to zero; and

(ii) to the Class 3-A4 Certificates, until the Class 3-A4 Principal Balance has been reduced to zero;

3)   to the Class 3-B-1 Certificates, accrued and unpaid interest at the Class 3-B-1 certificate interest rate;

4)   to the Class 3-B-1 Certificates, principal allocable to such Class;

5)   to the Class 3-B-2 Certificates, accrued and unpaid interest at the Class 3-B-2 certificate interest rate;

6)   to the Class 3-B-2 Certificates, principal allocable to such Class;

7)   to the Class 3-B-3 Certificates, accrued and unpaid interest at the Class 3-B-3 certificate interest rate;

8)   to the Class 3-B-3 Certificates, principal allocable to such Class;

9)   to the Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 3-B Senior Subordinate Certificates; and

10)   to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, (I) for each distribution date on or after the first distribution date on which the aggregate Class Principal Balance of the Group L-B Certificates has been or will be reduced to zero, distributions of principal under paragraph (A)(3) above will be made to the Group 2-A Certificates pro rata according to Class Principal Balance, and (II) for each distribution date on or after the first distribution date on which the aggregate Class Principal Balance of the Group 3-B Certificates has been or will be reduced to zero, distributions of principal under paragraph (B)(2) above will be made to the Group 3-A Certificates pro according to Class Principal Balance.



IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR16
Mortgage Loans
Preliminary Collateral Information As of 11/01/06

TOTAL CURRENT BALANCE	$1,458,053,218					
TOTAL ORIGINAL BALANCE	$1,458,601,297					
NUMBER OF LOANS	1,858					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$784,743		$240,000		$3,000,000	
AVG ORIGINAL BALANCE	$785,038		$420,000		$3,000,000	
WAVG GROSS COUPON	6.28	%	4.73	%	8.15	%
WAVG GROSS MARGIN	2.20	%	1.95	%	3.45	%
WAVG MAX INT RATE	11.28	%	9.73	%	13.15	%
WAVG CURRENT LTV	66.21	%	10.00	%	90.00	%
WAVG FICO SCORE	736		605		821	
WAVG MONTHS TO ROLL	87	Month(s)	59	Month(s)	120	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	360	Month(s)	357	Month(s)	360	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	3	Month(s)
NZ WAVG PREPAY TERM	35	Month(s)	30	Month(s)	36	Month(s)
TOP STATE CONC	CA(71.78%),NY(4.83%),WA(4.60%)					
MAXIMUM CA ZIPCODE	1.84%					
FIRST PAY DATE			September 1,2006		December 1,2006	
RATE CHANGE DATE			October 1,2011		November 1,2016	
MATURITY DATE			August 1,2036		November 1,2036	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

OHS West:260118831.8

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 I/O LIBOR	606	$490,121,225.56	33.61%
10/1 LIBOR	20	16,084,812.02	1.10
5/1 I/O LIBOR	714	570,798,039.64	39.15
5/1 LIBOR	22	15,454,375.00	1.06
7/1 I/O LIBOR	449	334,734,447.64	22.96
7/1 LIBOR	47	30,860,317.79	2.12
Total	**1,858**	**$1,458,053,217.65**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	1,858	$1,458,053,217.65	100.00%
Total	**1,858**	**$1,458,053,217.65**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
200,001—300,000	1	$240,000.00	0.02%
400,001—500,000	401	186,475,441.26	12.79
500,001—600,000	409	225,751,775.55	15.48
600,001—700,000	283	183,763,128.35	12.60
700,001—800,000	185	138,901,585.33	9.53
800,001—900,000	141	119,672,852.43	8.21
900,001—1,000,000	141	137,282,916.49	9.42
1,000,001—1,100,000	46	48,494,718.00	3.33
1,100,001—1,200,000	29	33,742,200.00	2.31
1,200,001—1,300,000	43	54,136,120.00	3.71
1,300,001—1,400,000	15	20,510,000.00	1.41
1,400,001—1,500,000	48	71,075,550.00	4.87
1,500,001—1,600,000	9	14,133,250.00	0.97
1,600,001—1,700,000	10	16,623,800.00	1.14
1,700,001—1,800,000	20	35,424,185.24	2.43
1,800,001—1,900,000	15	27,879,000.00	1.91
1,900,001—2,000,000	15	29,694,000.00	2.04
2,000,001—2,100,000	9	18,456,500.00	1.27
2,100,001—2,200,000	5	10,807,500.00	0.74
2,200,001—2,300,000	6	13,466,095.00	0.92
2,300,001—2,400,000	7	16,635,600.00	1.14
2,400,001—2,500,000	8	19,832,000.00	1.36
2,500,001 >=	12	35,055,000.00	2.40
Total	**1,858**	**$1,458,053,217.65**	**100.00%**



GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501—4.750	1	$792,000.00	0.05%
4.751—5.000	1	600,000.00	0.04
5.001—5.250	6	3,638,645.00	0.25
5.251—5.500	30	23,486,100.00	1.61
5.501—5.750	81	65,702,450.00	4.51
5.751—6.000	288	251,392,208.15	17.24
6.001—6.250	529	435,880,078.89	29.89
6.251—6.500	517	389,061,396.10	26.68
6.501—6.750	240	167,140,332.00	11.46
6.751—7.000	92	66,088,857.51	4.53
7.001—7.250	37	28,231,300.00	1.94
7.251—7.500	19	12,115,450.00	0.83
7.501—7.750	13	10,050,400.00	0.69
7.751—8.000	2	1,359,000.00	0.09
8.001—8.250	2	2,515,000.00	0.17
Total	1,858	$1,458,053,217.65	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	374	$331,000,073.63	22.70%
2.001—2.250	1,048	830,278,850.36	56.94
2.251—2.500	280	192,928,123.66	13.23
2.501—2.750	98	66,489,977.00	4.56
2.751—3.000	33	20,305,893.00	1.39
3.001—3.250	22	14,291,300.00	0.98
3.251—3.500	3	2,759,000.00	0.19
Total	1,858	$1,458,053,217.65	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	1	$792,000.00	0.05%
9.751—10.000	1	600,000.00	0.04
10.001—10.250	7	4,390,645.00	0.30
10.251—10.500	31	25,886,100.00	1.78
10.501—10.750	80	63,302,450.00	4.34
10.751—11.000	289	251,942,208.15	17.28
11.001—11.250	531	437,316,078.89	29.99
11.251—11.500	516	388,067,396.10	26.62
11.501—11.750	236	164,922,732.00	11.31
11.751—12.000	93	66,562,457.51	4.57
12.001—12.250	37	28,231,300.00	1.94
12.251—12.500	19	12,115,450.00	0.83
12.501—12.750	13	10,050,400.00	0.69
12.751—13.000	2	1,359,000.00	0.09
13.001—13.250	2	2,515,000.00	0.17
Total	1,858	$1,458,053,217.65	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,858	$1,458,053,217.65	100.00%
Total	1,858	$1,458,053,217.65	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	1,858	$1,458,053,217.65	100.00%
Total	1,858	$1,458,053,217.65	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,404	$1,108,247,009.64	76.01%
1—6	454	349,806,208.01	23.99
Total	1,858	$1,458,053,217.65	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	6	$3,895,000.00	0.27%
21—25	9	7,159,165.62	0.49
26—30	13	11,370,000.00	0.78
31—35	20	18,110,500.00	1.24
36—40	31	24,542,170.01	1.68
41—45	55	52,437,424.00	3.60
46—50	68	61,128,961.58	4.19
51—55	108	98,731,190.23	6.77
56—60	182	168,264,966.96	11.54
61—65	159	138,868,970.64	9.52
66—70	326	256,893,772.11	17.62
71—75	281	223,408,719.11	15.32
76—80	590	387,790,134.39	26.60
81—85	1	650,000.00	0.04
86—90	9	4,802,243.00	0.33
Total	1,858	$1,458,053,217.65	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	6	$3,895,000.00	0.27%
21—25	9	7,159,165.62	0.49
26—30	13	11,370,000.00	0.78
31—35	20	18,110,500.00	1.24
36—40	29	23,654,170.01	1.62
41—45	56	53,085,424.00	3.64
46—50	67	60,722,014.72	4.16
51—55	108	98,731,190.23	6.77
56—60	182	168,264,966.96	11.54
61—65	160	139,275,917.50	9.55
66—70	326	256,893,772.11	17.62
71—75	281	223,408,719.11	15.32
76—80	591	388,030,134.39	26.61
81—85	1	650,000.00	0.04
86—90	9	4,802,243.00	0.33
Total	1,858	$1,458,053,217.65	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	5	$4,514,000.00	0.31%
620—639	13	7,946,200.00	0.54
640—659	55	42,402,965.16	2.91
660—679	62	45,843,840.00	3.14
680—699	247	189,048,164.61	12.97
700—719	252	199,403,633.23	13.68
720—739	310	263,754,946.26	18.09
740—759	296	232,666,090.94	15.96
760—779	302	239,701,113.90	16.44
780—799	251	185,540,188.55	12.73
800 >=	65	47,232,075.00	3.24
Total	1,858	$1,458,053,217.65	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	223	$172,413,260.45	11.82%
Reduced	1,635	1,285,639,957.20	88.18
Total	1,858	$1,458,053,217.65	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	11	$6,749,500.00	0.46%
Owner Occupied	1,708	1,328,465,206.65	91.11
Second Home	139	122,838,511.00	8.42
Total	1,858	$1,458,053,217.65	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	40	$32,958,950.00	2.26%
Condo	148	107,024,851.78	7.34
Co-op	10	6,280,750.00	0.43
PUD	354	280,029,621.25	19.21
Single Family	1,305	1,031,153,544.62	70.72
Townhouse	1	605,500.00	0.04
Total	1,858	$1,458,053,217.65	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	486	$385,161,851.67	26.42%
Refi—Cash Out	797	594,858,147.25	40.80
Refi—No Cash Out	575	478,033,218.73	32.79
Total	1,858	$1,458,053,217.65	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,852	$1,451,171,217.65	99.53%
30	1	944,000.00	0.06
36	5	5,938,000.00	0.41
Total	1,858	$1,458,053,217.65	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$600,000.00	0.04%
AZ	31	29,068,125.00	1.99
CA	1,348	1,046,603,725.10	71.78
CO	21	19,091,050.00	1.31
CT	42	38,077,350.00	2.61
DC	1	921,000.00	0.06
DE	1	620,000.00	0.04
FL	42	32,892,554.28	2.26
GA	4	3,592,000.00	0.25
ID	3	1,754,000.00	0.12
IL	37	26,802,365.49	1.84
IN	2	1,305,000.00	0.09
KY	1	768,000.00	0.05
MA	28	24,199,850.00	1.66
MD	7	6,053,250.00	0.42
ME	1	468,400.00	0.03
MI	2	3,607,000.00	0.25
MN	2	1,550,000.00	0.11
NC	6	5,339,000.00	0.37
NH	1	540,000.00	0.04
NJ	24	16,477,400.00	1.13
NV	16	14,585,999.00	1.00
NY	86	70,361,018.99	4.83
OH	1	1,000,000.00	0.07
OR	12	9,459,450.00	0.65
PA	4	2,831,556.00	0.19
RI	1	484,000.00	0.03
SC	1	1,020,000.00	0.07
TN	1	550,000.00	0.04
TX	7	5,425,943.79	0.37
UT	8	8,121,400.00	0.56
VA	19	13,738,200.00	0.94
WA	93	67,102,380.00	4.60
WI	3	2,383,200.00	0.16
WY	1	660,000.00	0.05
Total	1,858	$1,458,053,217.65	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1,218	$960,777,874.50	65.89%
15.00 or less	12	10,915,000.00	0.75
15.01—20.00	29	23,174,885.23	1.59
20.01—25.00	42	34,294,070.01	2.35
25.01—30.00	82	62,776,666.86	4.31
30.01—35.00	137	108,798,839.64	7.46
35.01—40.00	129	93,852,803.96	6.44
40.01—45.00	109	89,841,213.19	6.16
45.01—50.00	64	43,647,534.26	2.99
50.01—55.00	22	16,038,350.00	1.10
55.01—60.00	10	8,393,000.00	0.58
60.01 >=	4	5,542,980.00	0.38
Total	1,858	$1,458,053,217.65	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.92%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,677	$1,321,606,340.49	90.64%
60.00 or less	16	14,576,450.01	1.00
60.01—65.00	4	3,769,207.72	0.26
65.01—70.00	16	15,859,048.29	1.09
70.01—75.00	11	9,619,935.23	0.66
75.01—80.00	29	21,548,153.74	1.48
80.01—85.00	22	14,995,770.00	1.03
85.01—90.00	82	55,534,866.81	3.81
90.01—95.00	1	543,445.36	0.04
Total	1,858	$1,458,053,217.65	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 78.70%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR16 Group 1
Mortgage Loans
Preliminary Collateral Information As of 11/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$586,252,415		
TOTAL ORIGINAL BALANCE	$586,301,162		
NUMBER OF LOANS	736		
AVG CURRENT BALANCE	$796,539	$420,000	$3,000,000
AVG ORIGINAL BALANCE	$796,605	$420,000	$3,000,000
WAVG GROSS COUPON	6.25 %	5.13 %	7.68 %
WAVG GROSS MARGIN	2.22 %	1.95 %	3.15 %
WAVG MAX INT RATE	11.25 %	10.13 %	12.68 %
WAVG CURRENT LTV	66.44 %	16.36 %	90.00 %
WAVG FICO SCORE	733	618	816
WAVG MONTHS TO ROLL	60 Month(s)	59 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	359 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	1 Month(s)
NZ WAVG PREPAY TERM	35 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(74.81%),NY(4.18%),MA(3.03%)		
MAXIMUM CA ZIPCODE	1.46%		
FIRST PAY DATE		November 1,2006	December 1,2006
RATE CHANGE DATE		October 1,2011	November 1,2011
MATURITY DATE		October 1,2036	November 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O LIBOR	714	$570,798,039.64	97.36%
5/1 LIBOR	22	15,454,375.00	2.64
Total	736	$586,252,414.64	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	736	$586,252,414.64	100.00%
Total	736	$586,252,414.64	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	163	$75,232,532.13	12.83%
500,001—600,000	160	88,182,977.00	15.04
600,001—700,000	107	69,747,024.78	11.90
700,001—800,000	80	59,893,911.00	10.22
800,001—900,000	40	33,807,500.00	5.77
900,001—1,000,000	59	57,515,826.49	9.81
1,000,001—1,100,000	15	15,874,900.00	2.71
1,100,001—1,200,000	9	10,536,000.00	1.80
1,200,001—1,300,000	18	22,438,370.00	3.83
1,300,001—1,400,000	8	11,050,000.00	1.88
1,400,001—1,500,000	24	35,369,300.00	6.03
1,500,001—1,600,000	2	3,156,250.00	0.54
1,600,001—1,700,000	3	5,080,000.00	0.87
1,700,001—1,800,000	11	19,493,128.24	3.33
1,800,001—1,900,000	9	16,689,000.00	2.85
1,900,001—2,000,000	11	21,844,000.00	3.73
2,000,001—2,100,000	3	6,141,000.00	1.05
2,100,001—2,200,000	3	6,477,500.00	1.10
2,200,001—2,300,000	3	6,706,095.00	1.14
2,300,001—2,400,000	1	2,301,600.00	0.39
2,400,001—2,500,000	4	9,910,500.00	1.69
2,500,001 >=	3	8,805,000.00	1.50
Total	736	$586,252,414.64	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001—5.250	2	$1,149,545.00	0.20%
5.251—5.500	14	11,841,000.00	2.02
5.501—5.750	40	32,544,950.00	5.55
5.751—6.000	125	109,711,720.78	18.71
6.001—6.250	209	181,159,463.37	30.90
6.251—6.500	196	146,566,539.49	25.00
6.501—6.750	87	57,398,130.00	9.79
6.751—7.000	32	21,809,966.00	3.72
7.001—7.250	17	13,351,000.00	2.28
7.251—7.500	7	3,849,700.00	0.66
7.501—7.750	7	6,870,400.00	1.17
Total	736	$586,252,414.64	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	129	$127,223,930.86	21.70%
2.001—2.250	397	315,172,564.78	53.76
2.251—2.500	124	86,069,899.00	14.68
2.501—2.750	52	36,402,827.00	6.21
2.751—3.000	20	12,233,893.00	2.09
3.001—3.250	14	9,149,300.00	1.56
Total	736	$586,252,414.64	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001—10.250	2	$1,149,545.00	0.20%
10.251—10.500	14	11,841,000.00	2.02
10.501—10.750	40	32,544,950.00	5.55
10.751—11.000	125	109,711,720.78	18.71
11.001—11.250	212	183,145,463.37	31.24
11.251—11.500	195	145,572,539.49	24.83
11.501—11.750	85	56,406,130.00	9.62
11.751—12.000	32	21,809,966.00	3.72
12.001—12.250	17	13,351,000.00	2.28
12.251—12.500	7	3,849,700.00	0.66
12.501—12.750	7	6,870,400.00	1.17
Total	736	$586,252,414.64	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	736	$586,252,414.64	100.00%
Total	736	$586,252,414.64	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	736	$586,252,414.64	100.00%
Total	736	$586,252,414.64	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	725	$579,319,434.64	98.82%
1—6	11	6,932,980.00	1.18
Total	736	$586,252,414.64	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$450,000.00	0.08%
21—25	5	4,112,165.62	0.70
26—30	4	4,232,000.00	0.72
31—35	6	4,792,000.00	0.82
36—40	13	10,913,700.00	1.86
41—45	18	16,856,000.00	2.88
46—50	27	29,029,317.00	4.95
51—55	52	48,160,005.00	8.21
56—60	49	55,465,878.24	9.46
61—65	66	59,829,353.78	10.21
66—70	134	105,188,645.00	17.94
71—75	106	82,994,701.00	14.16
76—80	250	161,634,656.00	27.57
81—85	1	650,000.00	0.11
86—90	4	1,943,993.00	0.33
Total	736	$586,252,414.64	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$450,000.00	0.08%
21—25	5	4,112,165.62	0.70
26—30	4	4,232,000.00	0.72
31—35	6	4,792,000.00	0.82
36—40	13	10,913,700.00	1.86
41—45	18	16,856,000.00	2.88
46—50	27	29,029,317.00	4.95
51—55	52	48,160,005.00	8.21
56—60	49	55,465,878.24	9.46
61—65	66	59,829,353.78	10.21
66—70	134	105,188,645.00	17.94
71—75	106	82,994,701.00	14.16
76—80	250	161,634,656.00	27.57
81—85	1	650,000.00	0.11
86—90	4	1,943,993.00	0.33
Total	736	$586,252,414.64	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	1	$495,000.00	0.08%
620—639	5	3,362,200.00	0.57
640—659	30	24,945,520.00	4.26
660—679	33	24,813,700.00	4.23
680—699	110	79,289,631.00	13.52
700—719	100	77,003,650.00	13.13
720—739	122	104,445,828.24	17.82
740—759	110	95,049,340.49	16.21
760—779	107	85,957,694.91	14.66
780—799	99	78,287,450.00	13.35
800 >=	19	12,602,400.00	2.15
Total	736	$586,252,414.64	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	72	$52,327,185.00	8.93%
Reduced	664	533,925,229.64	91.07
Total	736	$586,252,414.64	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	8	$5,016,500.00	0.86%
Owner Occupied	666	530,344,203.64	90.46
Second Home	62	50,891,711.00	8.68
Total	736	$586,252,414.64	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	23	$19,220,700.00	3.28%
Condo	51	33,821,764.78	5.77
Co-op	4	2,468,500.00	0.42
PUD	148	123,706,536.00	21.10
Single Family	510	407,034,913.86	69.43
Total	736	$586,252,414.64	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	148	$114,980,596.00	19.61%
Refi—Cash Out	334	257,375,339.73	43.90
Refi—No Cash Out	254	213,896,478.91	36.49
Total	736	$586,252,414.64	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	731	$580,138,414.64	98.96%
30	1	944,000.00	0.16
36	4	5,170,000.00	0.88
Total	736	$586,252,414.64	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$600,000.00	0.10%
AZ	15	11,927,500.00	2.03
CA	556	438,571,363.64	74.81
CO	7	7,043,000.00	1.20
CT	11	8,303,000.00	1.42
FL	11	10,316,571.00	1.76
GA	3	2,772,000.00	0.47
IL	18	12,473,500.00	2.13
IN	2	1,305,000.00	0.22
MA	19	17,778,250.00	3.03
MD	3	1,369,000.00	0.23
MI	2	3,607,000.00	0.62
MN	1	550,000.00	0.09
NC	3	2,672,000.00	0.46
NH	1	540,000.00	0.09
NJ	12	8,814,000.00	1.50
NV	9	6,834,499.00	1.17
NY	29	24,495,425.00	4.18
OH	1	1,000,000.00	0.17
OR	4	2,927,450.00	0.50
PA	2	1,291,556.00	0.22
RI	1	484,000.00	0.08
TX	2	1,802,000.00	0.31
UT	4	5,204,400.00	0.89
VA	1	1,200,000.00	0.20
WA	16	10,427,700.00	1.78
WI	2	1,943,200.00	0.33
Total	736	$586,252,414.64	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	695	$552,816,284.64	94.30%
20.01—25.00	2	1,575,000.00	0.27
25.01—30.00	2	1,300,000.00	0.22
30.01—35.00	11	9,279,000.00	1.58
35.01—40.00	13	9,878,500.00	1.69
40.01—45.00	7	6,775,650.00	1.16
45.01—50.00	4	3,295,000.00	0.56
50.01—55.00	1	630,000.00	0.11
60.01 >=	1	702,980.00	0.12
Total	736	$586,252,414.64	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 38.23%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	721	$575,290,034.64	98.13%
60.00 or less	1	702,980.00	0.12
65.01—70.00	2	2,160,000.00	0.37
75.01—80.00	1	805,000.00	0.14
85.01—90.00	11	7,294,400.00	1.24
Total	736	$586,252,414.64	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 82.31%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR16 Group 2
Mortgage Loans
Preliminary Collateral Information As of 11/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$365,594,765		
TOTAL ORIGINAL BALANCE	$366,074,541		
NUMBER OF LOANS	496		
AVG CURRENT BALANCE	$737,086	$240,000	$3,000,000
AVG ORIGINAL BALANCE	$738,054	$427,000	$3,000,000
WAVG GROSS COUPON	6.42 %	5.28 %	8.15 %
WAVG GROSS MARGIN	2.21 %	2.00 %	3.45 %
WAVG MAX INT RATE	11.42 %	10.20 %	13.15 %
WAVG CURRENT LTV	66.56 %	15.66 %	90.00 %
WAVG FICO SCORE	736	605	811
WAVG MONTHS TO ROLL	84 Month(s)	82 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	358 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	2 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	36 Month(s)	36 Month(s)
TOP STATE CONC	CA(60.67%),WA(10.00%),NY(6.17%)		
MAXIMUM CA ZIPCODE	1.31%		
FIRST PAY DATE		October 1,2006	December 1,2006
RATE CHANGE DATE		September 1,2013	November 1,2013
MATURITY DATE		September 1,2036	November 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	449	$334,734,447.64	91.56%
7/1 LIBOR	47	30,860,317.79	8.44
Total	496	$365,594,765.43	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	496	$365,594,765.43	100.00%
Total	496	$365,594,765.43	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
200,001—300,000	1	$240,000.00	0.07%
400,001—500,000	112	52,516,410.69	14.36
500,001—600,000	119	65,608,229.32	17.95
600,001—700,000	79	51,098,370.49	13.98
700,001—800,000	50	37,682,611.00	10.31
800,001—900,000	47	39,969,933.93	10.93
900,001—1,000,000	33	31,845,890.00	8.71
1,000,001—1,100,000	12	12,460,070.00	3.41
1,100,001—1,200,000	6	6,902,950.00	1.89
1,200,001—1,300,000	5	6,341,000.00	1.73
1,300,001—1,400,000	4	5,362,500.00	1.47
1,400,001—1,500,000	6	8,930,000.00	2.44
1,500,001—1,600,000	2	3,152,000.00	0.86
1,600,001—1,700,000	2	3,228,800.00	0.88
1,700,001—1,800,000	1	1,769,000.00	0.48
1,800,001—1,900,000	4	7,450,000.00	2.04
1,900,001—2,000,000	2	3,890,000.00	1.06
2,000,001—2,100,000	1	2,040,000.00	0.56
2,100,001—2,200,000	1	2,130,000.00	0.58
2,200,001—2,300,000	2	4,460,000.00	1.22
2,300,001—2,400,000	3	7,162,000.00	1.96
2,500,001 >=	4	11,355,000.00	3.11
Total	496	$365,594,765.43	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.251—5.500	4	$2,845,000.00	0.78%
5.501—5.750	11	8,190,700.00	2.24
5.751—6.000	35	29,640,849.19	8.11
6.001—6.250	109	75,340,905.86	20.61
6.251—6.500	181	136,417,214.10	37.31
6.501—6.750	100	71,789,160.00	19.64
6.751—7.000	31	23,536,286.28	6.44
7.001—7.250	11	8,313,650.00	2.27
7.251—7.500	6	3,517,000.00	0.96
7.501—7.750	4	2,130,000.00	0.58
7.751—8.000	2	1,359,000.00	0.37
8.001—8.250	2	2,515,000.00	0.69
Total	496	$365,594,765.43	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	106	$80,601,000.00	22.05%
2.001—2.250	287	213,083,413.00	58.28
2.251—2.500	65	46,015,052.43	12.59
2.501—2.750	25	16,827,300.00	4.60
2.751—3.000	6	3,830,000.00	1.05
3.001—3.250	4	2,479,000.00	0.68
3.251—3.500	3	2,759,000.00	0.75
Total	496	$365,594,765.43	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001—10.250	1	$752,000.00	0.21%
10.251—10.500	4	2,845,000.00	0.78
10.501—10.750	11	8,190,700.00	2.24
10.751—11.000	36	30,190,849.19	8.26
11.001—11.250	108	74,790,905.86	20.46
11.251—11.500	181	136,417,214.10	37.31
11.501—11.750	98	70,563,560.00	19.30
11.751—12.000	32	24,009,886.28	6.57
12.001—12.250	11	8,313,650.00	2.27
12.251—12.500	6	3,517,000.00	0.96
12.501—12.750	4	2,130,000.00	0.58
12.751—13.000	2	1,359,000.00	0.37
13.001—13.250	2	2,515,000.00	0.69
Total	496	$365,594,765.43	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	496	$365,594,765.43	100.00%
Total	496	$365,594,765.43	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	496	$365,594,765.43	100.00%
Total	496	$365,594,765.43	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	310	$230,615,170.00	63.08%
1—6	186	134,979,595.43	36.92
Total	496	$365,594,765.43	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$595,000.00	0.16%
21—25	2	1,247,000.00	0.34
26—30	5	3,208,000.00	0.88
31—35	4	3,146,500.00	0.86
36—40	12	7,406,470.01	2.03
41—45	13	10,369,000.00	2.84
46—50	22	18,907,936.86	5.17
51—55	24	20,583,000.00	5.63
56—60	56	43,874,200.00	12.00
61—65	34	23,537,400.00	6.44
66—70	94	71,776,848.00	19.63
71—75	81	65,123,259.00	17.81
76—80	146	94,878,001.56	25.95
86—90	2	942,150.00	0.26
Total	496	$365,594,765.43	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$595,000.00	0.16%
21—25	2	1,247,000.00	0.34
26—30	5	3,208,000.00	0.88
31—35	4	3,146,500.00	0.86
36—40	10	6,518,470.01	1.78
41—45	14	11,017,000.00	3.01
46—50	21	18,500,990.00	5.06
51—55	24	20,583,000.00	5.63
56—60	56	43,874,200.00	12.00
61—65	35	23,944,346.86	6.55
66—70	94	71,776,848.00	19.63
71—75	81	65,123,259.00	17.81
76—80	147	95,118,001.56	26.02
86—90	2	942,150.00	0.26
Total	496	$365,594,765.43	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	3	$3,375,000.00	0.92%
620—639	5	2,524,000.00	0.69
640—659	12	8,377,000.00	2.29
660—679	14	10,149,490.00	2.78
680—699	65	51,026,618.61	13.96
700—719	63	48,932,449.00	13.38
720—739	82	61,238,603.83	16.75
740—759	75	52,726,792.22	14.42
760—779	89	71,220,525.49	19.48
780—799	67	41,931,036.28	11.47
800 >=	21	14,093,250.00	3.85
Total	496	$365,594,765.43	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	71	$52,917,979.15	14.47%
Reduced	425	312,676,786.28	85.53
Total	496	$365,594,765.43	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	2	$1,225,000.00	0.34%
Owner Occupied	458	333,083,515.43	91.11
Second Home	36	31,286,250.00	8.56
Total	496	$365,594,765.43	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	8	$6,676,250.00	1.83%
Condo	49	37,858,050.00	10.36
Co-op	2	990,250.00	0.27
PUD	101	71,456,912.21	19.55
Single Family	336	248,613,303.22	68.00
Total	496	$365,594,765.43	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	123	$91,707,168.10	25.08%
Refi—Cash Out	228	162,430,311.84	44.43
Refi—No Cash Out	145	111,457,285.49	30.49
Total	496	$365,594,765.43	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	495	$364,826,765.43	99.79%
36	1	768,000.00	0.21
Total	496	$365,594,765.43	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	13	$13,127,625.00	3.59%
CA	308	221,794,447.87	60.67
CO	7	5,789,000.00	1.58
CT	7	5,507,500.00	1.51
FL	21	14,101,383.28	3.86
GA	1	820,000.00	0.22
ID	2	1,196,000.00	0.33
IL	15	10,771,265.49	2.95
KY	1	768,000.00	0.21
MA	5	3,658,000.00	1.00
MD	2	2,021,250.00	0.55
NC	2	1,127,000.00	0.31
NJ	3	1,647,000.00	0.45
NV	4	4,103,500.00	1.12
NY	28	22,544,750.00	6.17
OR	5	3,872,000.00	1.06
SC	1	1,020,000.00	0.28
TX	3	1,810,183.79	0.50
UT	4	2,917,000.00	0.80
VA	13	9,781,500.00	2.68
WA	50	36,557,360.00	10.00
WY	1	660,000.00	0.18
Total	496	$365,594,765.43	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	223	$167,674,166.86	45.86%
15.00 or less	6	6,047,000.00	1.65
15.01—20.00	18	14,337,450.00	3.92
20.01—25.00	20	13,838,970.01	3.79
25.01—30.00	38	25,096,800.00	6.86
30.01—35.00	48	39,470,706.70	10.80
35.01—40.00	52	33,848,825.50	9.26
40.01—45.00	47	36,766,901.00	10.06
45.01—50.00	28	18,462,195.36	5.05
50.01—55.00	10	6,015,750.00	1.65
55.01—60.00	5	3,536,000.00	0.97
60.01 >=	1	500,000.00	0.14
Total	496	$365,594,765.43	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.02%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	420	$313,854,500.06	85.85%
60.00 or less	9	6,985,470.01	1.91
60.01—65.00	1	1,250,000.00	0.34
65.01—70.00	5	3,060,000.00	0.84
70.01—75.00	5	3,535,000.00	0.97
75.01—80.00	12	7,635,500.00	2.09
80.01—85.00	12	7,506,000.00	2.05
85.01—90.00	31	21,224,850.00	5.81
90.01—95.00	1	543,445.36	0.15
Total	496	$365,594,765.43	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 78.99%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR16 Group 1 & 2
Mortgage Loans
Preliminary Collateral Information As of 11/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$951,847,180		
TOTAL ORIGINAL BALANCE	$952,375,703		
NUMBER OF LOANS	1,232		
AVG CURRENT BALANCE	$772,603	$240,000	$3,000,000
AVG ORIGINAL BALANCE	$773,032	$420,000	$3,000,000
WAVG GROSS COUPON	6.32 %	5.13 %	8.15 %
WAVG GROSS MARGIN	2.22 %	1.95 %	3.45 %
WAVG MAX INT RATE	11.31 %	10.13 %	13.15 %
WAVG CURRENT LTV	66.49 %	15.66 %	90.00 %
WAVG FICO SCORE	734	605	816
WAVG MONTHS TO ROLL	69 Month(s)	59 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	358 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	2 Month(s)
NZ WAVG PREPAY TERM	35 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(69.38%),NY(4.94%),WA(4.94%)		
MAXIMUM CA ZIPCODE	1.27%		
FIRST PAY DATE		October 1,2006	December 1,2006
RATE CHANGE DATE		October 1,2011	November 1,2013
MATURITY DATE		September 1,2036	November 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O LIBOR	714	$570,798,039.64	59.97%
5/1 LIBOR	22	15,454,375.00	1.62
7/1 I/O LIBOR	449	334,734,447.64	35.17
7/1 LIBOR	47	30,860,317.79	3.24
Total	1,232	$951,847,180.07	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	1,232	$951,847,180.07	100.00%
Total	1,232	$951,847,180.07	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
200,001—300,000	1	$240,000.00	0.03%
400,001—500,000	275	127,748,942.82	13.42
500,001—600,000	279	153,791,206.32	16.16
600,001—700,000	186	120,845,395.27	12.70
700,001—800,000	130	97,576,522.00	10.25
800,001—900,000	87	73,777,433.93	7.75
900,001—1,000,000	92	89,361,716.49	9.39
1,000,001—1,100,000	27	28,334,970.00	2.98
1,100,001—1,200,000	15	17,438,950.00	1.83
1,200,001—1,300,000	23	28,779,370.00	3.02
1,300,001—1,400,000	12	16,412,500.00	1.72
1,400,001—1,500,000	30	44,299,300.00	4.65
1,500,001—1,600,000	4	6,308,250.00	0.66
1,600,001—1,700,000	5	8,308,800.00	0.87
1,700,001—1,800,000	12	21,262,128.24	2.23
1,800,001—1,900,000	13	24,139,000.00	2.54
1,900,001—2,000,000	13	25,734,000.00	2.70
2,000,001—2,100,000	4	8,181,000.00	0.86
2,100,001—2,200,000	4	8,607,500.00	0.90
2,200,001—2,300,000	5	11,166,095.00	1.17
2,300,001—2,400,000	4	9,463,600.00	0.99
2,400,001—2,500,000	4	9,910,500.00	1.04
2,500,001 >=	7	20,160,000.00	2.12
Total	1,232	$951,847,180.07	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001—5.250	2	$1,149,545.00	0.12%
5.251—5.500	18	14,686,000.00	1.54
5.501—5.750	51	40,735,650.00	4.28
5.751—6.000	160	139,352,569.97	14.64
6.001—6.250	318	256,500,369.23	26.95
6.251—6.500	377	282,983,753.59	29.73
6.501—6.750	187	129,187,290.00	13.57
6.751—7.000	63	45,346,252.28	4.76
7.001—7.250	28	21,664,650.00	2.28
7.251—7.500	13	7,366,700.00	0.77
7.501—7.750	11	9,000,400.00	0.95
7.751—8.000	2	1,359,000.00	0.14
8.001—8.250	2	2,515,000.00	0.26
Total	1,232	$951,847,180.07	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	235	$207,824,930.86	21.83%
2.001—2.250	684	528,255,977.78	55.50
2.251—2.500	189	132,084,951.43	13.88
2.501—2.750	77	53,230,127.00	5.59
2.751—3.000	26	16,063,893.00	1.69
3.001—3.250	18	11,628,300.00	1.22
3.251—3.500	3	2,759,000.00	0.29
Total	1,232	$951,847,180.07	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001—10.250	3	$1,901,545.00	0.20%
10.251—10.500	18	14,686,000.00	1.54
10.501—10.750	51	40,735,650.00	4.28
10.751—11.000	161	139,902,569.97	14.70
11.001—11.250	320	257,936,369.23	27.10
11.251—11.500	376	281,989,753.59	29.63
11.501—11.750	183	126,969,690.00	13.34
11.751—12.000	64	45,819,852.28	4.81
12.001—12.250	28	21,664,650.00	2.28
12.251—12.500	13	7,366,700.00	0.77
12.501—12.750	11	9,000,400.00	0.95
12.751—13.000	2	1,359,000.00	0.14
13.001—13.250	2	2,515,000.00	0.26
Total	1,232	$951,847,180.07	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,232	$951,847,180.07	100.00%
Total	1,232	$951,847,180.07	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	1,232	$951,847,180.07	100.00%
Total	1,232	$951,847,180.07	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,035	$809,934,604.64	85.09%
1—6	197	141,912,575.43	14.91
Total	1,232	$951,847,180.07	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,045,000.00	0.11%
21—25	7	5,359,165.62	0.56
26—30	9	7,440,000.00	0.78
31—35	10	7,938,500.00	0.83
36—40	25	18,320,170.01	1.92
41—45	31	27,225,000.00	2.86
46—50	49	47,937,253.86	5.04
51—55	76	68,743,005.00	7.22
56—60	105	99,340,078.24	10.44
61—65	100	83,366,753.78	8.76
66—70	228	176,965,493.00	18.59
71—75	187	148,117,960.00	15.56
76—80	396	256,512,657.56	26.95
81—85	1	650,000.00	0.07
86—90	6	2,886,143.00	0.30
Total	1,232	$951,847,180.07	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,045,000.00	0.11%
21—25	7	5,359,165.62	0.56
26—30	9	7,440,000.00	0.78
31—35	10	7,938,500.00	0.83
36—40	23	17,432,170.01	1.83
41—45	32	27,873,000.00	2.93
46—50	48	47,530,307.00	4.99
51—55	76	68,743,005.00	7.22
56—60	105	99,340,078.24	10.44
61—65	101	83,773,700.64	8.80
66—70	228	176,965,493.00	18.59
71—75	187	148,117,960.00	15.56
76—80	397	256,752,657.56	26.97
81—85	1	650,000.00	0.07
86—90	6	2,886,143.00	0.30
Total	1,232	$951,847,180.07	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	4	$3,870,000.00	0.41%
620—639	10	5,886,200.00	0.62
640—659	42	33,322,520.00	3.50
660—679	47	34,963,190.00	3.67
680—699	175	130,316,249.61	13.69
700—719	163	125,936,099.00	13.23
720—739	204	165,684,432.07	17.41
740—759	185	147,776,132.71	15.53
760—779	196	157,178,220.40	16.51
780—799	166	120,218,486.28	12.63
800 >=	40	26,695,650.00	2.80
Total	1,232	$951,847,180.07	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	143	$105,245,164.15	11.06%
Reduced	1,089	846,602,015.92	88.94
Total	1,232	$951,847,180.07	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	10	$6,241,500.00	0.66%
Owner Occupied	1,124	863,427,719.07	90.71
Second Home	98	82,177,961.00	8.63
Total	1,232	$951,847,180.07	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	31	$25,896,950.00	2.72%
Condo	100	71,679,814.78	7.53
Co-op	6	3,458,750.00	0.36
PUD	249	195,163,448.21	20.50
Single Family	846	655,648,217.08	68.88
Total	1,232	$951,847,180.07	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	271	$206,687,764.10	21.71%
Refi—Cash Out	562	419,805,651.57	44.10
Refi—No Cash Out	399	325,353,764.40	34.18
Total	1,232	$951,847,180.07	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,226	$944,965,180.07	99.28%
30	1	944,000.00	0.10
36	5	5,938,000.00	0.62
Total	1,232	$951,847,180.07	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$600,000.00	0.06%
AZ	28	25,055,125.00	2.63
CA	864	660,365,811.51	69.38
CO	14	12,832,000.00	1.35
CT	18	13,810,500.00	1.45
FL	32	24,417,954.28	2.57
GA	4	3,592,000.00	0.38
ID	2	1,196,000.00	0.13
IL	33	23,244,765.49	2.44
IN	2	1,305,000.00	0.14
KY	1	768,000.00	0.08
MA	24	21,436,250.00	2.25
MD	5	3,390,250.00	0.36
MI	2	3,607,000.00	0.38
MN	1	550,000.00	0.06
NC	5	3,799,000.00	0.40
NH	1	540,000.00	0.06
NJ	15	10,461,000.00	1.10
NV	13	10,937,999.00	1.15
NY	57	47,040,175.00	4.94
OH	1	1,000,000.00	0.11
OR	9	6,799,450.00	0.71
PA	2	1,291,556.00	0.14
RI	1	484,000.00	0.05
SC	1	1,020,000.00	0.11
TX	5	3,612,183.79	0.38
UT	8	8,121,400.00	0.85
VA	14	10,981,500.00	1.15
WA	66	46,985,060.00	4.94
WI	2	1,943,200.00	0.20
WY	1	660,000.00	0.07
Total	1,232	$951,847,180.07	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	918	$720,490,451.50	75.69%
15.00 or less	6	6,047,000.00	0.64
15.01—20.00	18	14,337,450.00	1.51
20.01—25.00	22	15,413,970.01	1.62
25.01—30.00	40	26,396,800.00	2.77
30.01—35.00	59	48,749,706.70	5.12
35.01—40.00	65	43,727,325.50	4.59
40.01—45.00	54	43,542,551.00	4.57
45.01—50.00	32	21,757,195.36	2.29
50.01—55.00	11	6,645,750.00	0.70
55.01—60.00	5	3,536,000.00	0.37
60.01 >=	2	1,202,980.00	0.13
Total	1,232	$951,847,180.07	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.49%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,141	$889,144,534.70	93.41%
60.00 or less	10	7,688,450.01	0.81
60.01—65.00	1	1,250,000.00	0.13
65.01—70.00	7	5,220,000.00	0.55
70.01—75.00	5	3,535,000.00	0.37
75.01—80.00	13	8,440,500.00	0.89
80.01—85.00	12	7,506,000.00	0.79
85.01—90.00	42	28,519,250.00	3.00
90.01—95.00	1	543,445.36	0.06
Total	1,232	$951,847,180.07	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 79.57%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR16 Group 3
Mortgage Loans
Preliminary Collateral Information As of 11/01/06

		Minimum	Maximum
TOTAL CURRENT BALANCE	$506,206,038		
TOTAL ORIGINAL BALANCE	$506,225,594		
NUMBER OF LOANS	626		
AVG CURRENT BALANCE	$808,636	$420,000	$3,000,000
AVG ORIGINAL BALANCE	$808,667	$420,000	$3,000,000
WAVG GROSS COUPON	6.21 %	4.73 %	7.55 %
WAVG GROSS MARGIN	2.18 %	2.00 %	3.25 %
WAVG MAX INT RATE	11.21 %	9.73 %	12.55 %
WAVG CURRENT LTV	65.69 %	10.00 %	90.00 %
WAVG FICO SCORE	739	616	821
WAVG MONTHS TO ROLL	119 Month(s)	117 Month(s)	120 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	359 Month(s)	357 Month(s)	360 Month(s)
WAVG SEASONING	1 Month(s)	0 Month(s)	3 Month(s)
NZ WAVG PREPAY TERM	0 Month(s)	0 Month(s)	0 Month(s)
TOP STATE CONC	CA(76.30%),CT(4.79%),NY(4.61%)		
MAXIMUM CA ZIPCODE	3.15%		
FIRST PAY DATE		September 1,2006	December 1,2006
RATE CHANGE DATE		August 1,2016	November 1,2016
MATURITY DATE		August 1,2036	November 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 I/O LIBOR	606	$490,121,225.56	96.82%
10/1 LIBOR	20	16,084,812.02	3.18
Total	**626**	**$506,206,037.58**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	626	$506,206,037.58	100.00%
Total	**626**	**$506,206,037.58**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	126	$58,726,498.44	11.60%
500,001—600,000	130	71,960,569.23	14.22
600,001—700,000	97	62,917,733.08	12.43
700,001—800,000	55	41,325,063.33	8.16
800,001—900,000	54	45,895,418.50	9.07
900,001—1,000,000	49	47,921,200.00	9.47
1,000,001—1,100,000	19	20,159,748.00	3.98
1,100,001—1,200,000	14	16,303,250.00	3.22
1,200,001—1,300,000	20	25,356,750.00	5.01
1,300,001—1,400,000	3	4,097,500.00	0.81
1,400,001—1,500,000	18	26,776,250.00	5.29
1,500,001—1,600,000	5	7,825,000.00	1.55
1,600,001—1,700,000	5	8,315,000.00	1.64
1,700,001—1,800,000	8	14,162,057.00	2.80
1,800,001—1,900,000	2	3,740,000.00	0.74
1,900,001—2,000,000	2	3,960,000.00	0.78
2,000,001—2,100,000	5	10,275,500.00	2.03
2,100,001—2,200,000	1	2,200,000.00	0.43
2,200,001—2,300,000	1	2,300,000.00	0.45
2,300,001—2,400,000	3	7,172,000.00	1.42
2,400,001—2,500,000	4	9,921,500.00	1.96
2,500,001 >=	5	14,895,000.00	2.94
Total	**626**	**$506,206,037.58**	**100.00%**

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501—4.750	1	$792,000.00	0.16%
4.751—5.000	1	600,000.00	0.12
5.001—5.250	4	2,489,100.00	0.49
5.251—5.500	12	8,800,100.00	1.74
5.501—5.750	30	24,966,800.00	4.93
5.751—6.000	128	112,039,638.18	22.13
6.001—6.250	211	179,379,709.66	35.44
6.251—6.500	140	106,077,642.51	20.96
6.501—6.750	53	37,953,042.00	7.50
6.751—7.000	29	20,742,605.23	4.10
7.001—7.250	9	6,566,650.00	1.30
7.251—7.500	6	4,748,750.00	0.94
7.501—7.750	2	1,050,000.00	0.21
Total	626	$506,206,037.58	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	139	$123,175,142.77	24.33%
2.001—2.250	364	302,022,872.58	59.66
2.251—2.500	91	60,843,172.23	12.02
2.501—2.750	21	13,259,850.00	2.62
2.751—3.000	7	4,242,000.00	0.84
3.001—3.250	4	2,663,000.00	0.53
Total	626	$506,206,037.58	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	1	$792,000.00	0.16%
9.751—10.000	1	600,000.00	0.12
10.001—10.250	4	2,489,100.00	0.49
10.251—10.500	13	11,200,100.00	2.21
10.501—10.750	29	22,566,800.00	4.46
10.751—11.000	128	112,039,638.18	22.13
11.001—11.250	211	179,379,709.66	35.44
11.251—11.500	140	106,077,642.51	20.96
11.501—11.750	53	37,953,042.00	7.50
11.751—12.000	29	20,742,605.23	4.10
12.001—12.250	9	6,566,650.00	1.30
12.251—12.500	6	4,748,750.00	0.94
12.501—12.750	2	1,050,000.00	0.21
Total	626	$506,206,037.58	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	626	$506,206,037.58	100.00%
Total	626	$506,206,037.58	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	626	$506,206,037.58	100.00%
Total	626	$506,206,037.58	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	369	$298,312,405.00	58.93%
1—6	257	207,893,632.58	41.07
Total	626	$506,206,037.58	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$2,850,000.00	0.56%
21—25	2	1,800,000.00	0.36
26—30	4	3,930,000.00	0.78
31—35	10	10,172,000.00	2.01
36—40	6	6,222,000.00	1.23
41—45	24	25,212,424.00	4.98
46—50	19	13,191,707.72	2.61
51—55	32	29,988,185.23	5.92
56—60	77	68,924,888.72	13.62
61—65	59	55,502,216.86	10.96
66—70	98	79,928,279.11	15.79
71—75	94	75,290,759.11	14.87
76—80	194	131,277,476.83	25.93
86—90	3	1,916,100.00	0.38
Total	626	$506,206,037.58	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$2,850,000.00	0.56%
21—25	2	1,800,000.00	0.36
26—30	4	3,930,000.00	0.78
31—35	10	10,172,000.00	2.01
36—40	6	6,222,000.00	1.23
41—45	24	25,212,424.00	4.98
46—50	19	13,191,707.72	2.61
51—55	32	29,988,185.23	5.92
56—60	77	68,924,888.72	13.62
61—65	59	55,502,216.86	10.96
66—70	98	79,928,279.11	15.79
71—75	94	75,290,759.11	14.87
76—80	194	131,277,476.83	25.93
86—90	3	1,916,100.00	0.38
Total	626	$506,206,037.58	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	1	$644,000.00	0.13%
620—639	3	2,060,000.00	0.41
640—659	13	9,080,445.16	1.79
660—679	15	10,880,650.00	2.15
680—699	72	58,731,915.00	11.60
700—719	89	73,467,534.23	14.51
720—739	106	98,070,514.19	19.37
740—759	111	84,889,958.23	16.77
760—779	106	82,522,893.50	16.30
780—799	85	65,321,702.27	12.90
800 >=	25	20,536,425.00	4.06
Total	**626**	**$506,206,037.58**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	80	$67,168,096.30	13.27%
Reduced	546	439,037,941.28	86.73
Total	**626**	**$506,206,037.58**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	1	$508,000.00	0.10%
Owner Occupied	584	465,037,487.58	91.87
Second Home	41	40,660,550.00	8.03
Total	**626**	**$506,206,037.58**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	9	$7,062,000.00	1.40%
Condo	48	35,345,037.00	6.98
Co-op	4	2,822,000.00	0.56
PUD	105	84,866,173.04	16.77
Single Family	459	375,505,327.54	74.18
Townhouse	1	605,500.00	0.12
Total	**626**	**$506,206,037.58**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	215	$178,474,087.57	35.26%
Refi—Cash Out	235	175,052,495.68	34.58
Refi—No Cash Out	176	152,679,454.33	30.16
Total	**626**	**$506,206,037.58**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	626	$506,206,037.58	100.00%
Total	626	$506,206,037.58	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	3	$4,013,000.00	0.79%
CA	484	386,237,913.59	76.30
CO	7	6,259,050.00	1.24
CT	24	24,266,850.00	4.79
DC	1	921,000.00	0.18
DE	1	620,000.00	0.12
FL	10	8,474,600.00	1.67
ID	1	558,000.00	0.11
IL	4	3,557,600.00	0.70
MA	4	2,763,600.00	0.55
MD	2	2,663,000.00	0.53
ME	1	468,400.00	0.09
MN	1	1,000,000.00	0.20
NC	1	1,540,000.00	0.30
NJ	9	6,016,400.00	1.19
NV	3	3,648,000.00	0.72
NY	29	23,320,843.99	4.61
OR	3	2,660,000.00	0.53
PA	2	1,540,000.00	0.30
TN	1	550,000.00	0.11
TX	2	1,813,760.00	0.36
VA	5	2,756,700.00	0.54
WA	27	20,117,320.00	3.97
WI	1	440,000.00	0.09
Total	626	$506,206,037.58	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	300	$240,287,423.00	47.47%
15.00 or less	6	4,868,000.00	0.96
15.01—20.00	11	8,837,435.23	1.75
20.01—25.00	20	18,880,100.00	3.73
25.01—30.00	42	36,379,866.86	7.19
30.01—35.00	78	60,049,132.94	11.86
35.01—40.00	64	50,125,478.46	9.90
40.01—45.00	55	46,298,662.19	9.15
45.01—50.00	32	21,890,338.90	4.32
50.01—55.00	11	9,392,600.00	1.86
55.01—60.00	5	4,857,000.00	0.96
60.01 >=	2	4,340,000.00	0.86
Total	626	$506,206,037.58	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.30%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	536	$432,461,805.79	85.43%
60.00 or less	6	6,888,000.00	1.36
60.01—65.00	3	2,519,207.72	0.50
65.01—70.00	9	10,639,048.29	2.10
70.01—75.00	6	6,084,935.23	1.20
75.01—80.00	16	13,107,653.74	2.59
80.01—85.00	10	7,489,770.00	1.48
85.01—90.00	40	27,015,616.81	5.34
Total	626	$506,206,037.58	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 77.95%.